Filed by PropTech Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PropTech Acquisition Corporation

Commission File No. 333-249468

Porch.com Makes Key Leadership Team Additions in Advance of IPO

SEATTLE, December 8, 2020 -- Porch.com, Inc. (“Porch” or “the Company”), a leading software and services platform reinventing the home services industry, today announced the appointments of Matthew Cullen to General Counsel and Secretary, and Joshua Steffan to VP and Group GM, Inspection and Real Estate.

Prior to joining Porch, Matt Cullen served in various roles at Expedia Group, Inc., most recently as Global Co-Head (Legal) of M&A and Integrations, where he was responsible for leading teams in acquisitions for aggregate deal value in excess of $10 billion, divestitures, company-wide complex projects (including COVID-19 response), and strategic sponsorships, as well as post-acquisition legal and integration matters. Prior to Expedia, Matt practiced law at Sullivan & Cromwell LLP and Davis & Gilbert LLP.

Joshua Steffan, who will lead Porch’s Home Inspection and Real Estate SaaS and services vertical, specializes in SaaS marketplace product strategy with over 15 years of experience growing digital businesses from startup to revenues of over $200 million. Prior to joining Porch, he was Chief Operating Officer at Home Bay where he was responsible for the real estate brokerage, closing and mortgage businesses and increased revenue by 40% year-over-year.

In July, Porch.com announced a merger agreement with PropTech Acquisition Corporation (NASDAQ: PTAC) (“PropTech” or “PTAC”), a special purpose acquisition company targeting businesses in the real estate technology industry that would result in Porch becoming a publicly listed company. With the expansion of its leadership team, Porch.com is well positioned to go public later this month.

“We’re extremely fortunate to have Joshua and Matt join our leadership team at such an exciting and important point in our Company’s history,” said Porch.com CEO, Chairman and Founder Matt Ehrlichman. “They are both extremely talented individuals, each with a pedigree of success throughout their career. I’m looking forward to working with each of them and building our own successes together in the months and years ahead.”

For detailed backgrounds on Porch’s executive leadership, please visit https://porch.com/about/team.

About Porch.com

Seattle-based Porch, the vertical software platform for the home, provides software and services to more than 11,000 home services companies such as home inspectors, moving companies, real estate agencies, utility companies, and warranty companies. Through these relationships and its multiple brands, Porch provides a moving concierge service to homebuyers, helping them save time and make better decisions on critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. To learn more about Porch, visit porchcorp.com.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or PTAC’s or Porch’s future financial or operating performance. For example, projections of future revenue and adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by PTAC and its management, and Porch and its management, as the case may be, are inherently uncertain Factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against PTAC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of PTAC, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Porch as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Porch or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Porch’s estimates of its financial performance; and 12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and the section entitled “Risk Factors” in PTAC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither PTAC nor Porch undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Press contact:
Tailwind Public Relations, LLC
Jeff Pecor
(206) 948-1482
jeff@tailwindpr.com

Investor Relations contact:
Gateway Investor Relations
Cody Slach, Matt Glover
(949) 574-3860
PTAC@gatewayir.com

PropTech Contact:
contact@proptechacquisition.com

PropTech and Porch Business Combination Summary

On July 30, 2020, Porch entered into a definitive agreement with PropTech Acquisition Corporation (NASDAQ: PTAC) (“PropTech”), a special purpose acquisition company targeting businesses in the real estate technology industry, which would result in Porch becoming a publicly listed company. Upon closing of the transaction, which is expected to occur in Q4 2020, PropTech will be renamed Porch Group, Inc. and is expected to remain listed on the Nasdaq Capital Market under the new ticker symbol “PRCH.”

About PropTech Acquisition Corporation

PropTech Acquisition Corporation is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses focused on real estate technology. For more information, visit proptechacquisition.com.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or PTAC’s or Porch’s future financial or operating performance. These statements are based on the beliefs and assumptions of the management of PTAC and Porch. Although PTAC and Porch believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither PTAC nor Porch can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this press release include, but are not limited to, statements about the anticipated merger closing timing and the ability of PTAC and Porch prior to the merger, and the combined company following the merger (“New Porch”), to: access, collect and use personal data about consumers; execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business; anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions; manage risks associated with operational changes in response to the COVID-19 pandemic; meet the closing conditions to the merger, including approval by stockholders of PTAC and Porch on the expected terms and schedule; realize the benefits expected from the proposed merger; anticipate the uncertainties inherent in the development of new business lines and business strategies; retain and hire necessary employees; increase brand awareness; attract, train and retain effective officers, key employees or directors; upgrade and maintain information technology systems; acquire and protect intellectual property; meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness; effectively respond to general economic and business conditions; maintain the listing on, or the delisting of PTAC’s or New Porch’s securities from, NASDAQ or an inability to have our securities listed on the NASDAQ or another national securities exchange following the merger; obtain additional capital, including use of the debt market; enhance future operating and financial results; successfully execute expansion plans; anticipate rapid technological changes; comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations; stay abreast of modified or new laws and regulations applying to its business, including copyright and privacy regulation; anticipate the impact of, and response to, new accounting standards; respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events; anticipate the significance and timing of contractual obligations; maintain key strategic relationships with partners and distributors; respond to uncertainties associated with product and service development and market acceptance; anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets; successfully defend litigation; successfully deploy the proceeds from the merger; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, the section entitled “Risk Factors” in PTAC’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, the sections entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in the definitive proxy statement/consent solicitation statement/prospectus filed by PTAC and other documents of PTAC filed, or to be filed, with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither PTAC nor Porch undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

PTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from PTAC’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in PTAC is contained in PTAC’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination.

Porch and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of PTAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination.

Additional Information About the Proposed Business Combination and Where to Find It

The business combination will be submitted to stockholders of PTAC for their consideration. PTAC has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and a preliminary prospectus of PTAC and a preliminary consent solicitation statement of Porch. After the registration statement was declared effective, PTAC mailed a definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PTAC’s shareholders and other interested persons are advised to read the definitive proxy statement/consent solicitation statement/prospectus and, when available, the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about Porch, PTAC and the business combination. The definitive proxy statement/consent solicitation statement/prospectus and other relevant materials for the proposed business combination were mailed to shareholders of PTAC as of November 27, 2020, the record date for voting on the proposed business combination. Shareholders can also obtain copies of the preliminary proxy statement/consent solicitation statement/prospectus, the definitive proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.